SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

FOUR YEAR ADDITIONAL INSURANCE RIDER

This rider is part of the Policy to which it attaches and is effective as of the Policy Date.  It is part of, and subject to, the other terms and conditions of the Policy.  If the terms of this rider and the Policy conflict, this rider’s provisions will control.

Benefit
If the death of the Surviving Insured occurs while this rider is in force, We will pay the amount of added insurance provided by this rider (the additional death benefit). We will make payment when we receive Due Proof of the death of each Insured.

Additional Death Benefit
The additional death benefit is shown in Section 1 of this Policy and does not change while this rider is in force.

Suicide
If either Insured, whether sane or insane, commits suicide within two years after the effective date of this rider, the additional death benefit will not be payable.

Monthly Rider Cost
There is a monthly cost for this rider that is part of the Monthly Deduction made under the Policy. The amount deducted each month is equal to the monthly rider cost of insurance rate shown in Section 1 of the Policy, multiplied by the Additional Death Benefit amount divided by 1,000.

The rider monthly cost of insurance rate is based on the Attained Age, Class and sex of the younger Insured. The rate is from the Commissioners' 2001 Standard Ordinary Tables, Age Nearest Birthday, Smoker and Nonsmoker, Male and Female Tables.

Termination
This rider will terminate on the earliest of:

1.	the rider expiration date shown in Section 1 of the Policy;
2.	the effective date of any decrease in the Policy’s Specified Face Amount that results in a Specified Face Amount that is less than the Policy’s initial Specified Face Amount;
3.	the date the policy terminates; or
4.	the date we receive a written request from you to terminate this rider.

[/s/ Robert C. Salipante]
[Robert C. Salipante], [President]

        MSVUL-4YAIR-2007